# SEC Schedule 13D/A (Amendment No. 16) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nano Dimension Ltd., CIK 0001643303
CUSIP: 63008G203
Title of class of securities: Ordinary Shares par value NIS 5.00 per share
Address of issuer's principal executive offices: 60 TOWER ROAD,, WALTHAM, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 05/19/2026
Amends the filing with accession number 0000921895-23-000160
Filed by CIK 0001838556
Persons authorized to receive notices and communications: MURCHINSON LTD., 145 Adelaide Street West, Fourth Floor, Toronto, Ontario Canada (A6), A6 M5H 4E5, 416-845-0666; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300; MEAGAN REDA, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Murchinson Ltd. (CIK 0001838556): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 7,775,000; shared voting power 7,775,000; sole dispositive power 7,775,000; shared dispositive power 7,775,000; aggregate amount beneficially owned 15,550,000 (7.4% of the class)
  Comment: Note to rows (7)(8)(9)(10)(11): Represents American Depositary Shares ("Shares") (each Share represents one Ordinary Share).
- NOMIS BAY LTD. (CIK 0001679448): type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: working capital (WC); sole voting power 0; shared voting power 4,665,000; sole dispositive power 0; shared dispositive power 4,665,000; aggregate amount beneficially owned 4,665,000 (2.2% of the class)
  Comment: Note to rows (8)(10)(11): Represents American Depositary Shares ("Shares") (each Share represents one Ordinary Share).
- BPY Ltd. (CIK 0001727539): type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: working capital (WC); sole voting power 0; shared voting power 3,110,000; sole dispositive power 0; shared dispositive power 3,110,000; aggregate amount beneficially owned 3,110,000 (1.5% of the class)
  Comment: Note to rows (8)(10)(11): Represents American Depositary Shares ("Shares") (each Share represents one Ordinary Share).
- EOM Management Ltd. (CIK 0001641055): type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: other (OO); sole voting power 0; shared voting power 7,775,000; sole dispositive power 0; shared dispositive power 7,775,000; aggregate amount beneficially owned 7,775,000 (3.7% of the class)
  Comment: Note to rows (8)(10)(11): Represents American Depositary Shares ("Shares") (each Share represents one Ordinary Share).
- James Keyes: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 7,775,000; sole dispositive power 0; shared dispositive power 7,775,000; aggregate amount beneficially owned 7,775,000 (3.7% of the class)
  Comment: Note to rows (8)(10)(11): Represents American Depositary Shares ("Shares") (each Share represents one Ordinary Share).
- Jason Jagessar: type of reporting person: individual (IN); citizenship or place of organization: Trinidad And Tobago (W5); source of funds: other (OO); sole voting power 0; shared voting power 7,775,000; sole dispositive power 0; shared dispositive power 7,775,000; aggregate amount beneficially owned 7,775,000 (3.7% of the class)
  Comment: Note to rows (8)(10)(11): Represents American Depositary Shares ("Shares") (each Share represents one Ordinary Share).
- Chaja Carlebach: type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); source of funds: other (OO); sole voting power 0; shared voting power 7,775,000; sole dispositive power 0; shared dispositive power 7,775,000; aggregate amount beneficially owned 7,775,000 (3.7% of the class)
  Comment: Note to rows (8)(10)(11): Represents American Depositary Shares ("Shares") (each Share represents one Ordinary Share).
- Marc J. Bistricer: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 7,775,000; shared voting power 7,775,000; sole dispositive power 7,775,000; shared dispositive power 7,775,000; aggregate amount beneficially owned 15,550,000 (7.4% of the class)
  Comment: Note to rows (7)(8)(9)(10)(11): Represents American Depositary Shares ("Shares") (each Share represents one Ordinary Share).

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares par value NIS 5.00 per share
Name of issuer: Nano Dimension Ltd.
Address of issuer's principal executive offices: 60 TOWER ROAD,, WALTHAM, Massachusetts (MA), 02451
Comment: The following constitutes Amendment No. 16 to the Schedule 13D filed by the undersigned ("Amendment No. 16"). This Amendment No. 16 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Nomis Bay were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 4,665,000 Shares beneficially owned by Nomis Bay is approximately $13,679,603, including brokerage commissions. In addition, in connection with the prior ADS conversions, Nomis Bay paid $270,000 in fees to the Bank of New York Mellon, as depositary.

The Shares purchased by BPY were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 3,110,000 Shares beneficially owned by BPY is approximately $9,119,060, including brokerage commissions. In addition, in connection with the prior ADS conversions, BPY paid $30,000 in fees to the Bank of New York Mellon, as depositary.

The Shares held in the Managed Positions were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 7,775,000 Shares held in the Managed Positions is approximately $22,798,519, including brokerage commissions. In addition, in connection with the prior ADS conversions, the managed positions paid $562,500 in fees to the Bank of New York Mellon, as depositary.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On May 19, 2026, Murchinson and certain funds it advises and/or sub-advises, including the holders of the Managed Positions, Nomis Bay and BPY (collectively, the "Murchinson Proposing Shareholders"), delivered a written request card (each a "Written Request Card" and collectively, the "Written Request Cards") and accompanying materials to a limited number of the Issuer's shareholders seeking their consent to demand that the Issuer call a special general meeting of shareholders (the "Special Meeting") pursuant to Section 63(b)(2) of the Companies Law, 1999 (including the regulations promulgated thereunder, the "Companies Law") for the purposes of (i) amending Article 39 of the Issuer's Amended and Restated Articles of Association (as amended, the "Articles") to declassify the Issuer's Board of Directors (the "Board") and provide for annual director elections, (ii) adding a new Article 71 to the Articles to provide that the Issuer may not adopt a shareholder rights plan without shareholder approval, (iii) adding a new Article 72 to the Articles prohibiting the Issuer from consummating any major transaction unless such transaction is approved and authorized by shareholders, (iv) removing certain directors of the Issuer, and (v) appointing certain new directors to fill the vacancies created by the removal of the incumbent directors at the Special Meeting (collectively, the "Murchinson Proposed Resolutions"). The Murchinson Proposed Resolutions, which were included as Exhibit A to the Written Request Cards and Exhibit B to the Special Meeting Demand (as defined below), are attached hereto as Exhibit 99.1 and are incorporated herein by reference.

Following delivery of the Written Request Cards, the Murchinson Proposing Shareholders received sufficient support to call the Special Meeting. Accordingly, on May 21, 2026, the Murchinson Proposing Shareholders delivered a letter to the Issuer demanding the call of the Special Meeting (the "Special Meeting Demand").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The percentages used in this Schedule 13D are based upon 209,208,591 Shares outstanding, as of May 5, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2026.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentage of the Shares beneficially owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: There have been no transactions in the Shares by the Reporting Persons during the past sixty days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.1 - Murchinson Proposed Resolutions.

## Signatures
- Murchinson Ltd.: /s/ Marc J. Bistricer, Marc J. Bistricer, Chief Executive Officer (05/21/2026)
- NOMIS BAY LTD.: /s/ James Keyes, James Keyes, Director (05/21/2026)
- BPY Ltd.: /s/ James Keyes, James Keyes, Director (05/21/2026)
- EOM Management Ltd.: /s/ Chaja Carlebach, Chaja Carlebach, Director (05/21/2026)
- James Keyes: /s/ James Keyes, James Keyes (05/21/2026)
- Jason Jagessar: /s/ Jason Jagessar, Jason Jagessar (05/21/2026)
- Chaja Carlebach: /s/ Chaja Carlebach, Chaja Carlebach (05/21/2026)
- Marc J. Bistricer: /s/ Marc J. Bistricer, Marc J. Bistricer (05/21/2026)